Mr. Kyle Moffatt

Accountant Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

March 26, 2007

RE:	Educate, Inc. Item 4.02 Form 8-K
Filed March 19, 2007
File No. 000-50952

Dear Mr. Moffatt,

This letter is provided in response to your comment letter dated March 21, 2007 concerning Educate, Inc. (“Educate” and the “Company”), and the Form 8-K filed by the Company on March 19, 2007.

1.	We note your statement that “management concluded that an error was made in the quarter ended June 30, 2006 through the recordation of revenue and cost of goods sold on certain shipments of product prior to the time that title was transferred to the customer as specified by customer terms. As a result of this error, revenue and cost of goods sold originally recorded in the quarter ended June 30, 2006, should have been recorded in the quarter ended September 30, 2006.” It appears that the error is material to various line items in your income statement for each quarter. Please tell us how you concluded that the amounts were not material to each quarter and supplementally provide us with your SAB 99 analysis.

Response: The Company’s assessment of the materiality of the error was based upon a combination of qualitative and quantitative factors and included an assessment of the most appropriate manner to disclose the error and the restated results. The error resulted in an overstatement of revenue and cost of goods sold of approximately $3.5 million and $1.0 million, respectively in the quarter ended June 30, 2006, and an understatement of those same line items in the quarter ended September 30, 2006. The after tax impact of the error on income/loss from continuing operations and net income/loss was approximately $1.5 million in both periods. The impact of the error on the Company’s financial condition at June 30, 2006 was determined to be immaterial, given that current assets were overstated by approximately 2% and total stockholders’ equity was overstated by approximately 1 percent at June 30, 2006. However, based upon the significance of the error on income/loss from

Mr. Kyle Moffatt

United States Securities and Exchange Commission

March 26, 2007

continuing operations and net income/loss, the Company concluded that the operating results previously reported for the three and six months ended June 30, 2006 and the three months ended September 30, 2006 should be restated in the Quarterly Financial Data footnote in the Company’s Form 10-K.

The Company considered the following factors in determining the proper manner of disclosing the error and the restated results:

•	The limited number of material financial statement line items that was impacted by the error. No balance sheet restatement was considered necessary as a result of the error.

•

The timing of the detection of the error. The error was identified during year-end audit procedures. Footnote 16 of the Company’s audited financial statements for the year ended December 31, 2006 restates the applicable quarterly results and explains the error. The Company believes this effectively communicates the restatement to readers of Educate’s financial statements. The Company believes that no additional material information would be provided if conforming amendments were made to the Company’s Quarterly Reports on Form 10-Q for the second and third quarters of 2006.

•

The quarter-to-quarter turnaround nature of the error. The error at the end of the second quarter was corrected in the third quarter when the customer shipments were received, resulting in a complete correction of the year-to-date financial results by the completion of the quarter ended September 30, 2006.

•

The Company reviewed the SEC filings of other companies and consulted with its SEC counsel and independent auditors to determine the appropriate methods to restate its quarterly results. Based on the timing of the restatement and the pending issuance of the Company’s audited financial statements, this research and consultation indicated that the Company’s approach of restatement in the 10-K filing combined with an 8-K filing addressing the restatement was reasonable under the circumstances.

Based on these factors, the Company concluded that the most appropriate manner to restate the quarterly results was to explain the error and present the restated quarterly results in the footnotes to the audited financial statements as of and for the period ended December 31, 2006. Additionally, the Company filed a Form 8-K on March 19, 2007 to call attention to the error that was discovered and to notify readers of the Company’s financial statements that the financial results presented in the previously filed Form 10-Qs for the quarters ended June 30, 2006 and September 30, 2006 should no longer be relied upon to the extent of the changes reflected in the year-end audited financial statements. The Company does not believe that amendments to its Form 10-Qs would provide any additional material information to investors, other than information that is already contained in the footnotes to the Company’s audited financial statements. In addition, the Company intends to include the restated quarterly information in any Form 10-Qs that it files with respect to the second and third

Mr. Kyle Moffatt

United States Securities and Exchange Commission

March 26, 2007

quarters of 2007. For these reasons, the Company believes that its approach to the restatement is appropriate.

Please contact me with any questions regarding this letter. Thank you.

Very truly yours,

/s/ Kevin E. Shaffer
Kevin E. Shaffer Chief Financial Officer Educate, Inc.